Allied Asset Advisors Funds

                 Form N-SAR Report for the Period Ended 11/30/02

Item 77-I

Allied Asset Advisors, Inc., the Advisor, agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (including all expenses allocated pro-rata among the various classes of shares of the Dow Jones Islamic Index Fund (the "Fund"), and other expenses to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Fund to the extent necessary to limit the Fund's annualized expenses to the annual rate of 1.70% of average daily net assets for Class M shares and 0.95% of average daily net assets for Class K shares for the period from June 30,2002 to June 30, 2003. The previous agreement, for the period June 30, 2001 to June 30, 2002, required annualized operating expenses to be limited to 1.65% of average daily net assets for Class M shares and 0.90% of average daily net assets for Class K shares.